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EXHIBIT 4.2

HOLLY PROPERTY OPTION & PUT AGREEMENT

THIS AGREEMENT is made as of the 28th day of March, 2003,

BETWEEN:

PILLAR RESOURCES INC., a corporation duly incorporated under the laws of the Province of British Columbia, with an office at 830 – 355 Burrard Street, Vancouver, BC  V6C 2G8

(“Pillar”)

AND:

RADIUS EXPLORATIONS LTD., a corporation duly incorporated under the laws of the Province of British Columbia, with an office at 830 – 355 Burrard Street, Vancouver, BC  V6C 2G8

(“Radius”)

AND:

EXPLORACIONES MINERA DE GUATEMALA, S.A., a corporation validly subsisting under the laws of Guatemala, with an office at 19 Av. A, 0-04, Vista Hermosa II, Guatemala City, Guatemala

(“Radius Sub”)

WHEREAS:

A.

Radius Sub, is a company incorporated under the laws of Guatemala and is an indirect wholly owned subsidiary of Radius;

B.

Radius and Radius Sub have agreed to grant to Pillar the sole, exclusive and irrevocable right and option to acquire sixty (60%) percent of the right, title and interest in and to the Holly Property (as defined herein below), a portion of which is covered by applications for exploration concessions made by or on behalf of, or is covered by granted exploration concessions owned by, Radius Sub, on the terms and subject to the conditions herein provided;

C.

Pursuant to an agreement dated July 13, 2001 (the “Underlying Agreement”) between Gold Fields Exploration B.V. (“Gold Fields”) and Radius, Gold Fields was granted a right of first refusal as set out in Section 11 of the Underlying Agreement (the “Gold Fields RFR”) with respect to the transfer, conveyance, assignment or grant of option of any portion of the Holly Property to a third party;

D.

Gold Fields has agreed to waive it rights under the Gold Fields RFR, in respect of only the option herein being granted to Pillar (the “Gold Fields RFR Waiver”) and any resulting transfer, conveyance or assignment on the condition that Pillar agree to be otherwise bound by the provisions of the Gold Fields RFR;

E.

Pillar hereby confirms its agreement to be bound by the provisions of Gold Fields RFR, with the sole exception of the grant of option under this Agreement and any transfer, conveyance, assignment or grant of option which may result therefrom; and

F.

The parties now wish to enter into this Agreement to formalize their respective rights and obligations with respect to the grant and exercise of the option.

NOW THEREFORE this Agreement witnesses that in consideration of the sum of ten ($10.00) dollars and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties) and the mutual covenants herein contained, the parties hereto covenant and agree each with the others as follows:

1.

REPRESENTATIONS AND WARRANTIES

.1

Radius and Radius Sub (together the “Optionors”) jointly and severally represent and warrant to Pillar that:

(a)

Radius is a company duly incorporated pursuant to the laws of British Columbia and is in good standing with respect to filing annual reports;

(b)

Radius Sub is a company duly incorporated pursuant to the laws of Guatemala and is in good standing with respect to filing annual reports;

(c)

Radius Sub is indirectly wholly owned by Radius;

(d)

the Holly Property consists of the lands within the boundary described by connecting the UTM coordinates set forth in Schedule “A” (the “Holly Property”),

(e)

the Holly Property is held by Radius Sub free and clear of any liens, charges, royalties, interests of others and encumbrances whatsoever (the “Encumbrances”), other than:

()

pursuant to the laws governing such concessions, and

()

the Gold Fields RFR,

is presently in good standing, all required filing fees and taxes have been paid or performed as necessary up to the date hereof and have been made in accordance with applicable laws;

(f)

all operations in the Holly Property by or on behalf of the Optionors have been carried out in full compliance with all applicable mining, labour, environmental, taxation and foreign investment laws, and, to the best of the knowledge of the Optionors, there are no outstanding environmental matters to be dealt with in respect of the Holly Property as at the date hereof; and

(g)

the Optionors have the exclusive right, and all necessary power and authority to enter into this Agreement with Pillar and to grant an exclusive option (the “Pillar Option”) to Pillar upon the terms proposed in paragraph 2 and, upon exercise of the Pillar Option, to assign, transfer and set over to Pillar a sixty (60%) percent undivided right, title and interest in and to the interest of Radius Sub in and to the Holly Property in accordance with the terms and conditions of this Agreement.

.2

Pillar represents and warrants and covenants to the Optionors that:

(a)

Pillar is a company duly incorporated pursuant to the laws of British Columbia and is in good standing with respect to filing annual reports;

(b)

Pillar will ensure that Pillar Sub is not incorporated until immediately before the anticipated exercise of the Pillar Option;

(c)

That upon the incorporation of Pillar Sub, Pillar Sub will be duly incorporated pursuant to the laws of Guatemala;

(d)

Prior to the exercise of the Pillar Option, Pillar Sub will own no assets whatsoever;

(e)

Prior to the exercise of the Pillar Option, Pillar Sub will have no liabilities whatsoever, except those associated with the incorporation of Pillar Sub and those things necessary to comply with the terms of this Agreement and the exercise of the Pillar Option; and

(f)

From the date of the exercise of the Pillar Option to the date of either:

(i)

the exercise by Radius Sub of the Radius Put Option;

(ii)

the waiver by Radius Sub of the Radius Put Option; or

(iii)

the expiration of the Radius Put Option,

Pillar Sub will not incur any debt or obligations whatsoever, except those associated with the incorporation of Pillar Sub and those things necessary to comply with the terms of this Agreement and the exercise of the Pillar Option.

2.

GRANT OF PILLAR OPTION

.1

The Optionors hereby grant to Pillar the sole and exclusive right and option to acquire an undivided sixty (60%) percent right, title and interest in and to the interest of Radius Sub in and to the Holly Property, (previously defined as the “Pillar Option”) such Pillar Option to be exercised by Pillar:

(a)

paying to Radius the sum of $50,000.00 on the fifth business after the day (“Acceptance Date”) upon which the last of Radius and Pillar receives written notice of the acceptance for filing by the TSX Venture Exchange (“TSX”) of this Agreement;

(b)

paying to Radius the sum of one hundred thousand ($100,000) dollars, and incurring aggregate exploration expenditures of five hundred thousand ($500,000) dollars on or before the day which is one (1) year following the Acceptance Date;

(c)

paying to Radius the sum of one hundred fifty thousand ($150,000) dollars, and incurring aggregate exploration expenditures of two million ($2,000,000) dollars on or before the day which is two (2) years after the Acceptance Date; and

(d)

paying to Radius the sum of two hundred thousand ($200,000) dollars, and incurring aggregate exploration expenditures of four million ($4,000,000) dollars on or before the day which is three (3) years after the Acceptance Date.

2.2

Upon Pillar having made the cash payments and incurred the aggregate exploration expenditures specified in subparagraphs 2.1(a) to (d) above, Pillar will have exercised the Pillar Option and will have earned and be vested with a sixty (60%) percent right, title and interest in and to the interest of Radius Sub in and to the Holly Property, free and clear of all Encumbrances (other than as set forth in subparagraph 1.1(b) above).

2.3

It is agreed that prior to or contemporaneously with the exercise of the Pillar Option, Pillar will incorporate a wholly owned subsidiary under the laws of Guatemala (the “Pillar Sub”) and that upon the Exercise of the Pillar Option, the Optionors will transfer to the Pillar Sub, 60% of the right, title and interest in the Holly Property.

2.4

For the purposes hereof, the phrase “exploration expenditures” means all costs, expenses, obligations and liabilities of whatever kind or nature spent or incurred, directly or indirectly, by Pillar in connection with the acquisition, maintenance, exploration and development of the Holly Property, any activities of Pillar directed primarily towards ascertaining the existence, location, quality, quantity or commercial value of deposits of minerals in, on or under the Holly Property, and in preparing for the extraction, processing, treatment, sale and marketing of any such minerals, and including a charge, in lieu of any overhead costs, equal to ten (10%) percent of all expenditures (other than such charge).

2.5

If Pillar has failed to comply with the requirements of subparagraphs 2.1(b) through 2.1(d) within the time periods specified, Pillar may maintain the Pillar Option in good standing by paying to Radius, within thirty (30) days of the date when it is determined that Pillar has not incurred the required exploration expenditures, in cash, an amount equal to the deficiency in exploration expenditures (which amount will be deemed to constitute exploration expenditures incurred prior to the relevant date).  On or before sixty (60) days after the relevant dates in subparagraphs 2.1(b) through (d), Pillar will deliver to the Optionors a certificate of a senior officer of Pillar certifying the amount of exploration expenditures incurred to the relevant date, together with a reasonably detailed list of such exploration expenditures, which certificate will constitute conclusive evidence that such amount of exploration expenditures have been incurred unless disputed by Radius within thirty (30) days of receipt thereof (in which case the matter will be referred to arbitration as provided herein).  If Pillar fails to maintain the Pillar Option in good standing as provided herein, the Optionors may, upon notice to Pillar in accordance with paragraph 7.1 of this Agreement, terminate the Pillar Option.

2.6

During the currency of the Pillar Option:

(a)

Pillar and its agents will have full rights to enter on and to do all work on the Holly Property as Pillar determines, in its sole discretion, to be appropriate, subject to compliance with applicable law;

(b)

the Optionors and their representatives authorized in writing will have the right, at their own expense and risk, of access to and the right to inspect the Holly Property and the data obtained therefrom, and to copy all data derived from work thereon, provided that such rights may only be exercised in a manner which does not interfere with the activities of Pillar on the Holly Property and that Radius will indemnify Pillar from and against all liabilities which may be incurred in connection with the exercise of such right of access; and

(c)

Pillar will maintain the Holly Property in good standing, and in that regard will be responsible for making any necessary payments for the mining rights and any value-added or other taxes associated with the Holly Property, and for preparing work progress reports to the GDM, provided that all such obligations will cease upon Pillar terminating the Pillar Option at any time prior to exercise in accordance with paragraph 8.1 of this Agreement.

3.

RADIUS PUT OPTION

3.1

Subject to the prior exercise of the Pillar Option, Radius Sub will have the sole and exclusive irrevocable right and option (the “Radius Put Option”) to sell to Pillar, and to require Pillar to purchase from Radius Sub, the remaining forty (40%) percent right, title and interest in and to the Holly Property retained by Radius Sub (“Residual Radius Interest”) upon the terms set forth in paragraphs 3.2, 3.3 and 3.4 of this Agreement.

3.2

The Radius Put Option will be exercisable at any time up to two (2) months following the exercise of the Pillar Option (the “Put Exercise Period”).

3.3

The Radius Put Option will be exercisable by Radius Sub delivering in writing a notice to Pillar of its exercise of the Radius Put Option (the “Radius Notice of Exercise”).

3.4

Within 30 days of the receipt of the Radius Notice of Exercise, Pillar will cause the Pillar Sub to issue to Radius (or, to Radius Sub if the Optionors so direct in writing) such number of common shares of Pillar Sub (“Pillar Sub Shares”) as will equal forty (40%) percent of the aggregate of the issued and outstanding Pillar Sub Shares then outstanding following such share issuance.

4.

EXERCISE OF PILLAR OPTION & RESULTING JOINT VENTURE

4.1.

Upon Pillar having exercised the Pillar Option, and Radius Sub having failed to exercise the Radius Put Option or having notified Pillar in writing that it will not exercise the Radius Put Option, Pillar Sub and Radius Sub will enter into a joint venture or an association analogous to a joint venture (the “Joint Venture”) and Pillar Sub and Radius Sub will enter into a joint venture agreement or an analogous agreement (the “Joint Venture Agreement”) to reflect the terms of such Joint Venture.

4.2.

Following the formation of the Joint Venture, each of Pillar Sub and Radius Sub (each, a “Participant”) will be responsible for its pro rata share of Joint Venture expenditures, from time to time.  Failure by a Participant to elect to contribute to approved work programs which are completed to at least 80% of the budgeted expenditures will result in the dilution of the non-contributing Participant(s) interest in the Joint Venture and the Holly Property (“Interest”) such that, at any time after the formation of the Joint Venture, a Participant’s Interest will be equal to the sum of its deemed expenditures (which will be $7,000,000 for Pillar Sub and $4,666,667  for Radius Sub) plus actual expenditures after the formation of the Joint Venture divided by the sum of the deemed expenditures and actual expenditures following the formation of the Joint Venture of all Participants.  Failure to fund two or more approved work programs, or failure to fund any work program after having elected to do so, would result in the non-contributing Participant(s) being precluded from further contributions, thus resulting in automatic dilution.

4.3.

Upon the dilution of the interest of a Participant in the Holly Property and the Joint Venture to less than ten (10%) percent, such Participant will transfer all of its interest to the remaining Participants (pro rata if more than one) in consideration of the grant by the remaining Participants of a two (2%) percent net smelter return royalty on all products from the Holly Property.  The remaining Participant(s) will have the exclusive right and option at any time thereafter to purchase all of such 2% royalty at a purchase price of $1,000,000 per 1%, exercisable by notice accompanied by a certified cheque in payment of the purchase price.

4.4.

Pillar Sub will be the operator of the Joint Venture and the Holly Property and will have the right to remain so as long as its Interest is equal to or greater than that of Radius Sub.  The Joint Venture will be governed by a management committee consisting of one representative of each Participant, with each representative having a number of votes equal to the Interest of the Participant he represents.  The representative of the operator will be the chairman and will have a casting vote in the event of a tie.  There will be a standard rollover of operator clause in the Joint Venture Agreement.

4.5.

Each of the Optionors will provide to Pillar and Pillar Sub all information in their possession with respect to the Holly Property, which will (subject to the provisions of the next sentence) be held in confidence by Pillar and Pillar Sub.  All information with respect to the Holly Property generated pursuant to this agreement will be held in confidence, subject to the right of any party to release any such information (including the initial information provided by the Optionors) as required by applicable law or the rules, regulations, bylaws and listing agreements of any stock exchange upon which the shares of a party are listed.

5.

GOLD FIELDS RIGHT OF FIRST REFUSAL

5.1

This Agreement is subject to Gold Fields granting the Gold Fields RFR Waiver.

5.2

Each of Pillar, Radius and Radius Sub agree to use the best efforts to cause Gold Fields to grant the Gold Fields RFR Waiver and to cause that grant as soon as possible after the execution of this Agreement.

5.3

Except for the Gold Fields RFR Waiver and any transfer, conveyance or assignment resulting therefrom Pillar agrees that Pillar and the Pillar Sub will be bound by the provisions of the Gold Fields RFR with respect to any transfer, conveyance, assignment or grant of option of any of its interest in and to the Holly Property.

6.

EXERCISE OF RADIUS PUT OPTION & SHAREHOLDERS’ AGREEMENT

6.1.

Subject to the exercise by Radius of the Radius Put Option and the issuance and delivery by Pillar Sub of the Pillar Sub Shares thereunder, Pillar and Radius Sub will enter into a shareholders’ agreement (the “Shareholders’ Agreement”).  The Shareholders’ Agreement will have terms analogous to the terms in a joint venture agreement.  The Shareholders’ Agreement will, amongst other things, the following:

(a)

The initial shareholders of Pillar Sub will be Pillar as to 60% and Radius as to 40%;

(b)

Pillar will designate 60% of the initial directors of Pillar Sub and Radius will designate 40% of the initial directors of Pillar Sub;

(c)

The development of the Holly Property will be governed by the terms of the Shareholders’ Agreement; and

(d)

The Shareholders’ Agreement will contain provisions analogous to those contained in paragraphs 4.2 to 4.5 of this Agreement, such that the Shareholders’ Agreement will reflect as much as possible, those terms as if there were a joint venture rather than joint ownership of a corporation.

7.

DEFAULT

7.1

If any party hereto defaults in the performance of any of its obligations hereunder, the party affected by such default may give notice to the defaulting party, and if the defaulting party does not cure such default within ninety (90) days after receipt of such notice, the affected party may take any action on account of such default, including seeking damages, specific performance or an injunction or the termination of this Agreement.

8.

TERMINATION

8.1

Pillar may elect to surrender the Pillar Option at any time prior to earning its undivided sixty (60%) percent working interest, provided that Pillar will provide not less than thirty (30) days’ notice of such termination and will return the Holly Property in good standing as at the effective date of termination.

9.

GOVERNING LAW

9.1

This Agreement will be governed by and interpreted in accordance with the laws of British Columbia.

10.

DISPUTES

10.1

All disputes arising out of or in connection with this Agreement, or in respect of any defined legal relationship associated with or derived therefrom, shall be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre.  The appointing authority shall be the British Columbia International Commercial Arbitration Centre and the case shall be administered at Vancouver, British Columbia, by the British Columbia International Commercial Arbitration Centre in accordance with its “Procedures for Cases under the BCICAC Rules”.

11.

EXCHANGE APPROVAL

11.1.

This Agreement is subject to acceptance for filing hereof by the TSX on behalf of each of Radius and Pillar, and each of Pillar and Radius will use its commercially reasonable best efforts to secure such acceptance for filing in a timely manner.

12.

FORCE MAJEURE

12.1

The obligations of Pillar and the Optionors hereunder and the time frames established in this Agreement shall be suspended to the extent and for the period that performance is prevented by any cause beyond either party’s reasonable control, whether foreseeable or unforeseeable, including, without limitation, labor disputes, acts of God, laws, regulations, orders, proclamations or requests of any governmental authority, inability to obtain on reasonable terms required permits, licenses, or other authorizations, or any other matter similar or dissimilar to the above that constitutes an event of force majeure.

13.

NOTICE

13.1.

Any notice required or permitted to be given under this Agreement shall be in writing and delivered by registered mail, facsimile transmission, courier or by hand, in each case addressed to the intended recipient at the address set out on the first page of this Agreement.  Any notice delivered by registered mail, courier or hand will be deemed to have been given on the day it was received.  Any notice given by facsimile transmission will be deemed to have been given upon confirmation by telephone of receipt.

14.

CURRENCY

14.1

All dollar amounts are expressed in Canadian currency.

15.

RELATIONSHIPS

15.1.

Nothing contained in this Agreement shall be deemed to constitute a party a partner, an agent or a legal representative of any other party.

16.

ENTIRE AGREEMENT

16.1

This Agreement embodies the entire agreement and understanding among the parties hereto and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.

17.

TIME OF ESSENCE

17.1

Time shall be of the essence of this Agreement.

18.

FURTHER ASSURANCES

18.1

Upon the written request of any of the parties, the other parties agree to furnish such additional further assurances or documents as may be reasonably necessary to carry out the intent, purposes and terms of this Agreement.

19.

ENUREMENT

19.1

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, permitted assigns, heirs, administrators and legal representatives.

20.

WAIVER

20.1

Waiver of any provisions herein by any party hereto shall not be construed as a waiver of any other provisions or terms of this Agreement.

21.

EXECUTION IN COUNTERPART

21.1

This Agreement may be executed in counterparts that may be delivered by facsimile.  Each executed counterpart shall be deemed to be an original and all such counterparts when read together constitute one and the same instrument.

IN WITNESS WHEREOF the parties have each executed and delivered this Agreement as of the date first above written.

PILLAR RESOURCES INC.

Per:  ________________________________

Authorized Signatory

RADIUS EXPLORATIONS LTD.

Per:  ________________________________

Authorized Signatory

EXPLORACIONES MINERA DE GUATEMALA, S.A.

Per:  ________________________________

Authorized Signatory

SCHEDULE “A”

THE HOLLY PROPERTY

Radius / Pillar J. V.
HOLLY PROJECT
GUATEMALA
Claim Map
Draft by: GFS
Fig. 1
Holly_Claims_2003.cdr
Chiquimula
Jose
San
Rio
Highway
Main
EXM-11
El Triunfo
El Pato
La Joya I
La Joya II
El Tesoro
Dorita Licence
Monterico
Montecristo
Holly Option
210000E
220000E
230000E
1630000N
1620000N
1 2 3 4 5 6 7 8 9 10 11 12
0 1.0 2.0 3.0 4.0km
Scale

1	1618000N	222000E
2	1621813N	222000E
3	1621813N	211869E
4	1630000N	211869E
5	1630000N	220000E
6	1633000N	220000E
7	1633000N	223500E
8	1630000N	223500E
9	1630000N	230000E
10	1626096N	230000E
11	1626096N	236000E
12	1618000N	236000E

SCHEDULE “B”

Section 11 of the Underlying Agreement

11.

RIGHT OF FIRST REFUSAL REGARDING PROPERTY TRANSACTIONS

11.1

For a period of two (2) years following the Closing Date, the Issuer will procure that neither Pacifico, nor any other direct or indirect subsidiary of the Issuer which holds, or has a right to acquire, an interest in mineral properties in Guatemala (collectively, the "Guatemalan Companies"), will transfer, convey, assign or grant an option in respect of or grant a right to purchase or in any manner transfer or alienate or agree to transfer or alienate (all of which are collectively referred to in this section 11 as a "Transfer") any portion of its interest in, or rights to acquire an interest in, any mineral concession in Guatemala (collectively, such Guatemalan Corporation's "Holdings") except in accordance with this section 11.

11.2

Any Guatemalan Company (in this section called the "Offeror") intending to Transfer any portion of its Holdings will first give notice to the Subscriber (in this section called the "Offeree") of such intention together with the terms and conditions on which the Offeror intends to Transfer its Holdings and the extent of the Holdings involved.

11.3

If a Guatemalan Company (in this section also called the "Offeror") receives any offer from a third party (the "Third Party") to Transfer any portion of its Holdings which it intends to accept (the "Third Party Offer"), the Offeror will not accept the Third Party Offer unless and until the Offeror has first offered to Transfer its Holdings to the Subscriber (in this section also called the "Offeree") on the same terms and conditions as contained in the Third Party Offer and such offer to the Offeree by the Offeror has not been accepted by the Offeree in accordance with subsection 11.6.

11.4

Any communication of an intention to Transfer pursuant to subsection 11.2 or an offer to Transfer pursuant to 11.3 (each an "Offer" for the purposes of this section 11 only) will:

(a)

set out fully and clearly all of the terms and conditions of any intended Transfer together with a currency equivalent of any non-cash consideration in United States dollars and an explanation of the manner in which such currency equivalent was obtained;

(b)

if it is made pursuant to subsection 11.3, include a photocopy of the Third Party Offer and clearly identify the Third Party and include such information as is known by the Offeror about such Third Party (provided that, if required by the Third Party, the Offeree will first enter into a confidentiality agreement with respect thereto);

and such communication will constitute an Offer by the Offeror to the Offeree to Transfer the Offeror's Holdings to the Offeree on the terms and conditions set out in such Offer.

11.5

Any Offer made as contemplated in subsection 11.4 will be open for acceptance by the Offeree for a period of sixty (60) days from the date of receipt of the Offer by the Offeree.

11.6

If the Offeree accepts the Offer (and such acceptance may be by the Offeree on behalf of a directly or indirectly wholly owned subsidiary of the Subscriber) within the time limited such acceptance will constitute a binding agreement between the Offeror (or, if elected by the Subscriber, such subsidiary) and the Offeree to Transfer the Holdings on the terms and conditions set out in such Offer, provided the terms and conditions of such Transfer must be incorporated into a definitive formal agreement within forty-five (45) days following the acceptance of such Offer by the Offeree, each party hereby covenanting to use their best good-faith efforts to settle and execute such agreement within such period. If such definitive formal agreement has not been executed and delivered within such forty-five (45) day period, then the Offeree will be deemed not to have accepted such Offer and the provisions of subsection 11.7 will apply.

11.7

If the Offeree does not accept the Offer within the time limited the Offeror may complete a Transfer of the Holdings on terms and conditions which are no more favourable to the proposed transferee than those set out in the Offer and, where the Offer is made pursuant to subsection 11.3, only upon exactly the same terms as, and to the party making, the Third Party Offer to the Offeror, and in any event the terms and conditions of such Transfer must be incorporated into a definitive formal agreement within one hundred and twenty (120) days from the expiration of the right of the Offeree to accept such Offer or the Offeror must again comply with the provisions of this section 11 with respect to the Holdings.

11.8

While any Offer is outstanding no other Offer may be made until the first mentioned Offer is disposed of and any transaction resulting therefrom completed in accordance with the provisions of this section 11.

11.9

At the request of either party, the parties will, or will cause their respective direct or indirect Guatemalan subsidiaries to, enter into an agreement, in Spanish and in a form registrable in Guatemala, to the same effect as this section 11.

11.10

If, during the period of two (2) years following the Closing Date, the Issuer intends to transfer, convey, assign or grant an option in respect of or grant a right to purchase or in any manner transfer or alienate or agree to transfer or alienate (all of which are also collectively referred to in this section 11 as a "Transfer") any portion of its interest in a Guatemalan Company or Radius Panama (collectively, a "Subsidiary Interest") or intends to accept any offer to Transfer a Subsidiary Interest, then Issuer or Radius Panama, as the case may be, will have the obligations of an Offeror and Subscriber will have the rights of an Offeree under subsections 11.2 to 11.8 with respect to the Subsidiary Interest, mutatis mutandis.

11.11

Nothing in this section 11 will prevent, and the provisions of this section 11 will not apply to:

(a)

a sale or assignment by a Guatemalan Company of all of its Holdings to an affiliate wholly owned by the Issuer provided that such affiliate agrees with the Subscriber in writing to be bound by this section 11 in respect of such Holdings and to retransfer such Holdings to the originally assigning Guatemalan Company before ceasing to be an affiliate thereof;

(b)

a disposition pursuant to an amalgamation or corporate reorganization of the Issuer or any Subsidiary or Guatemalan Company which will have the effect in law of the amalgamated or surviving entity possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor entities;

(c)

a Transfer by a Guatemalan Company to a Third Party of one hundred (100%) percent of its interest in, or right to acquire an interest in, any mineral concession(s) in Guatemala (a "Whole Holding");

(d)

a Transfer by the Issuer, Radius Panama or (following the acquisition thereof, Weltern), to a Third Party of a one hundred (100%) percent interest in and to any Subsidiary Interest; or

(e)

any corporate reorganization, corporate restructuring or corporate arrangement carried out by the Issuer and/or any direct or indirect subsidiary of the Issuer (including any direct or indirect subsidiary incorporated for such purpose), or any transfer of any assets between or among the Issuer or any of such direct or indirect subsidiaries, for the purposes of permitting the Issuer to enter into or complete a transaction to dispose of a one hundred (100%) percent interest in one or more Whole Holdings or Subsidiary Interests to a Third Party, whether through the acquisition of the Issuer, or any direct or indirect subsidiary of the Issuer, by such Third Party or of any Whole Holding or Subsidiary Interest directly, provided that any resulting entity that holds any of the Subsidiary Interests or Holdings that are not so disposed of agrees with the Subscriber in writing to be bound by this section 11 in respect of such Subsidiary Interests or such Holdings.